EXHIBIT 99.1



CONTACT: Gary A. Harmon
Chief Financial Officer
(706) 876-5851
gary.harmon@dixiegroup.com

THE DIXIE GROUP REPORTS FOURTH QUARTER AND YEAR-END 2005 RESULTS

CHATTANOOGA, Tenn. (March 2, 2006) -- The Dixie Group, Inc. (Nasdaq/NM:DXYN) today announced financial results for the fourth quarter and fiscal year ended December 31, 2005.

The Dixie Group reported income from continuing operations of $3,254,000, or $0.25 per diluted share, for the fourth quarter ended December 31, 2005, compared with $5,024,000, or $0.40 per diluted share, for the prior-year period. Net sales increased 6% to $87,759,000 for the fourth quarter of 2005 from $82,641,000 in the year-earlier period.

For the year ended December 31, 2005, the Company reported income from continuing operations of $9,963,000, or $0.77 per diluted share, compared with $14,040,000, or $1.12 per diluted share, for 2004. Net sales increased 9% to $318,526,000 in 2005 from $291,971,000 in 2004.

The fourth quarter and year ended December 31, 2005, contained 14 and 53 weeks, respectively, compared with 13 and 52 weeks, respectively, in the fourth quarter and year ended December, 25, 2004.

Commenting on the results, Daniel K. Frierson, chairman and chief executive officer, said, "We began 2005 with tremendous momentum, with carpet sales up 32% in the fourth quarter of 2004 and 26% for 2004 as a whole. During the first half of 2005, carpet sales grew at 18% and East Coast order entry was strong, rising 50% for the month of April. This continued surge in demand created operational issues in our manufacturing and distribution facilities that serviced the Masland Residential, Masland Contract and Dixie Home products. Costs escalated as our operations became less efficient and raw material prices increased again in April. As we progressed through the second quarter, longer delivery schedules and missed shipping dates began to affect our order entry and rate of sales growth. Simply stated, we had overrun our operational capabilities in 2005, resulting in delayed production and product introductions, significantly higher costs, and poorer service and quality. Obviously, we had to take corrective actions.

"We addressed these issues in the short term by adding people, lengthening operating schedules and outsourcing production when appropriate. All of these actions improved customer service, but had a negative impact on our costs. We accelerated some key capital expenditures to help resolve the situation. To simplify our operations and support growth longer term, we moved a significant portion of inventory to and staffed a new distribution facility in North Georgia and developed a plan to add tufting manufacturing to this facility. To better utilize our West Coast operations, we consolidated three facilities into two and began producing products there for our East Coast operations. Initially, these initiatives caused us to incur costs to start up and consolidate operations; however, over the longer term, these actions should reduce costs and complexities, improve quality and service, and position us to accommodate future growth.

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"By the end of the fourth quarter, we saw significant improvements as a result of these actions. Manufacturing and distribution operations were running at close to typical operating schedules. Our on-time shipping rates were back to normal and our product quality was improving. Carpet sales grew 15% compared with the third quarter of this year and over 6% compared with the fourth quarter of 2004. The new distribution facilities in North Georgia and on the West Coast were fully operational. Three of the six tufting machines scheduled for North Georgia are now fully operational and the remaining three machines are on schedule to be operating by early in the second quarter of this year.

"Operating income improved $2.3 million in the fourth quarter, compared with the third quarter of 2005, but was $3.2 million lower than in the fourth quarter a year ago. Higher raw material costs and the start-up expenses for our tufting and carpet tile operations had a negative impact on our fourth quarter 2005 results and more than offset the effect of the operating improvements we made. Raw material costs rose in early October and again in December, the magnitude of which can be measured somewhat by the $2.4 million increase in our LIFO inventory reserve during the fourth quarter of this year ($4.5 million for the year). We responded to the higher raw material costs by increasing selling prices. However, the majority of this higher cost will not be recouped until 2006, due to the normal lag in the time required to pass along raw material price increases to our customers.

"We are optimistic as we begin the 2006 year. Many of the barriers that reduced our profitability in 2005 have been addressed. Raw material costs appear to have stabilized, and the trends we are seeing now in our order entry and sales lead us to believe that our revenues will grow in the 7% to 12% range this year," Frierson concluded.

Results of discontinued operations reflected a loss of $122,000 or $0.01 per diluted share, for the fourth quarter of 2005, compared with a loss of $1,390,000, or $0.11 per diluted share, for the fourth quarter of 2004. For the 2005 year, discontinued operations reflected income of $173,000, or $0.02 per diluted share, compared with a loss of $1,725,000, or $0.14 per diluted share, in the prior year. Including discontinued operations, the Company reported net income of $3,132,000, or $0.24 per diluted share, for the fourth quarter of 2005, compared with $3,634,000, or $0.29 per diluted share, for the fourth quarter of 2004. For the 2005 year, net income was $10,136,000, or $0.79 per diluted share, compared with $12,315,000, or $0.98 per diluted share, in 2004.

A listen-only Internet simulcast and replay of Dixie's conference call may be accessed with appropriate software at the Company's web site or at (www.earnings.com). The simulcast will begin at approximately 11:00 a.m. Eastern Time on March 2, 2006. A replay will be available approximately two hours later and will continue for approximately 30 days. If Internet access is unavailable, a listen-only telephonic conference will be available by dialing 913-981-5558 (Confirmation Code: 2040410) at least ten minutes before the appointed time. A seven-day telephonic replay will be available two hours after the call ends by dialing 719-457-0820 and entering 2040410 when prompted for the access code.

The Dixie Group (www.thedixiegroup.com) is a leading marketer and manufacturer of carpet and rugs to higher-end residential and commercial customers through the Fabrica International, Masland Carpets, and Dixie Home brands.

THE DIXIE GROUP, INC.
Consolidated Condensed Statements of Operations
(unaudited; in thousands, except earnings per share)

	Three Months Ended		Year Ended	
	Dec. 31, 2005	Dec. 25, 2004	Dec. 31, 2005	Dec. 25, 2004
NET SALES	$ 87,759	$ 82,641	$ 318,526	$ 291,971
Cost of sales	61,885	54,334	222,008	192,492
GROSS PROFIT	25,874	28,307	96,518	99,479
Selling and administrative expenses	20,715	19,080	76,802	73,143
Other operating income	(334)	(173)	(562)	(279)
Other operating expense	38	758	435	1,018
OPERATING INCOME	5,455	8,642	19,843	25,597
Interest expense	1,590	1,358	5,948	5,125
Other income	(369)	(237)	(611)	(1,425)
Other expense	20	---	87	6
Income from continuing operations before income taxes	4,214	7,521	14,419	21,891
Income tax provision	960	2,497	4,456	7,851
Income from continuing operations	3,254	5,024	9,963	14,040
Loss from discontinued operations, net of tax	(122)	(873)	(661)	(1,287)
Income (loss) on disposal of discontinued operations, net of tax	---	(517)	834	(438)
NET INCOME	$ 3,132	$ 3,634	$ 10,136	$ 12,315
BASIC EARNINGS (LOSS) PER SHARE:				
Continuing operations	$ 0.26	$ 0.41	$ 0.80	$ 1.16
Discontinued operations	(0.01)	(0.07)	(0.05)	(0.10)
Disposal of discontinued operations	---	(0.04)	0.07	(0.04)
Net income	$ 0.25	$ 0.30	$ 0.82	$ 1.02
DILUTED EARNINGS (LOSS) PER SHARE:				
Continuing operations	$ 0.25	$ 0.40	$ 0.77	$ 1.12
Discontinued operations	(0.01)	(0.07)	(0.05)	(0.10)
Disposal of discontinued operations	---	(0.04)	0.07	(0.04)
Net income	$ 0.24	$ 0.29	$ 0.79	$ 0.98
Weighted-average shares outstanding:				
Basic	12,595	12,225	12,416	12,119
Diluted	12,912	12,703	12,879	12,575

THE DIXIE GROUP, INC.
Consolidated Condensed Balance Sheets
(in thousands)

	Dec. 31, 2005	Dec. 25, 2004
ASSETS	*(Unaudited)*	
Current Assets		
Accounts receivable, net	$ 31,633	$ 33,686
Inventories	72,871	57,992
Other	10,577	15,286
Total Current Assets	115,081	106,964
Net Property, Plant and Equipment	92,948	76,337
Goodwill	57,177	54,782
Other Assets	11,797	9,782
TOTAL ASSETS	$ 277,003	$ 247,865
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$ 33,224	$ 39,198
Current portion of long-term debt	6,341	9,156
Total Current Liabilities	39,565	48,354
Long-Term Debt		
Senior indebtedness	60,987	36,538
Capital lease obligations	4,727	5,539
Convertible subordinated debentures	22,162	24,737
Other Liabilities	15,310	13,087
Deferred Income Taxes	10,768	8,773
Stockholders' Equity	123,484	110,837
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 277,003	$ 247,865

Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

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